Exhibit 12.1

THE HILLMAN COMPANIES, INC.
Computation of Ratio of Earnings to Fixed Charges
Year Ended December 30, 2017
(Dollars in thousands)

Loss before Income Taxes	$(26,263)

Add fixed charges:
Interest expense	63,626
Interest portion of rent expense	5,554

Adjusted income	$42,917

Fixed charges:
Interest expense	$63,626
Interest portion of rent expense	5,554

Fixed Charges	$69,180

Ratio of earnings to Fixed Charges (1)	0.62

(1) The ratio of earnings to fixed charges has been computed by adding loss before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.